EXECUTION VERSION

Exhibit 4.5

Certain confidential information contained in this document, marked by asterisks, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

FOURTH AMENDMENT AND SUPPLEMENT TO UNIT
PURCHASE AND SUBSCRIPTION AGREEMENT

This FOURTH AMENDMENT AND SUPPLEMENT TO UNIT PURCHASE AND SUBSCRIPTION AGREEMENT (this “Amendment”), dated as of December 27, 2022, is entered into by and among Ioneer Rhyolite Ridge Holdings LLC, a Delaware limited liability company f/k/a Rhyolite Ridge Holdings LLC (the “Company”), ioneer Ltd, a company organized under the laws of Australia (the “ioneer Parent”), and Sibanye Stillwater Limited, a company organized under the laws of South Africa (the “Investor Parent”). The Company, ioneer Parent and Investor Parent are referred to individually herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into a Unit Purchase and Subscription Agreement on September 16, 2021, which was amended by that certain Amendment to Unit Purchase and Subscription Agreement, dated as of November 3, 2021, that certain Amendment to Attachments of Unit Purchase and Subscription Agreement, dated as of December 14, 2021, that certain Second Amendment to Unit and Purchase and Subscription Agreement, dated as of March 31, 2022 and that certain Third Amendment to Unit and Purchase and Subscription Agreement, dated as of June 21, 2022 (as amended, the “Agreement”);

WHEREAS, pursuant to Section 8.10 of the Agreement, the Agreement (including any Exhibits thereto) may be amended by an instrument in writing executed by all Parties and expressly identified as an amendment;

WHEREAS, the Parties desire to amend and supplement the Agreement and Exhibit A of the Agreement as contemplated by the terms and conditions of this Amendment; and

WHEREAS, capitalized terms used and not separately defined herein shall have the meanings given to them in the Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth herein and in the Agreement, the Parties agree as follows:

1.          Amendments to the Agreement.

(a)
Section 1.1 of the Agreement is hereby amended to include each of the following definitions (which shall appear in Section 1.1 of the Agreement in their respective corresponding location based on alphabetical order):

““Approved Feasibility Study” has the meaning set forth in Section 2.3(g).”

““BLM” has the meaning set forth in Section 2.3(g).”

““Consulting Firm” has the meaning set forth in Section 2.3(g).”

““DOE” means the United States Department of Energy.”

““Escrow Agreement” has the meaning set forth in Section 5.22.”

““Indemnification Agreement” has the meaning set forth in Section 5.21.”

““Joint and Several Obligations” has the meaning set forth in Section 2.3(j).”

““Longstop Extension Decision” has the meaning set forth in Section 7.1(a).”

““ROD Permitted Area” has the meaning set forth in Section 2.3(g).”

““Steering Committee” has the meaning set forth in Section 5.12.”

““Subpart 1300” has the meaning set forth in Section 2.3(g).”

(b)	Section 1.1 of the Agreement is hereby amended to delete in its entirety the following definition:

““Technical Committee” has the meaning set forth in Section 5.12.”

(c)	Section 1.1 of the Agreement is hereby amended to replace in their entirety the respective following definitions, which shall read as follows:

““Independent Engineer” has the meaning set forth in Section 2.3(i).”

““Project” means the ownership, development, financing, construction, operation and maintenance of the Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada, as further initially identified in the Execution Date Consolidated Project Budget and Feasibility Study, and, from and after completion and delivery to Investor Parent of an Approved Feasibility Study, as further identified in such Approved Feasibility Study.”

(d)	Section 2.2(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) [Reserved]”

(e)	Section 2.2(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Financing. (i) The Company, the Ioneer Members or the other applicable parties shall have secured binding commitments for the issuance or incurrence of the Financing on terms and conditions that are compliant with Section 5.9(b) and reasonably satisfactory to the Company, Investor Parent and ioneer Parent (subject to the terms and conditions of the Financing being compliant with Section 5.9(b)) in an aggregate amount not less than the Third Party Financing Amount less the aggregate funding for the Project committed or funded to the Company pursuant to Section 5.9(d) (if any) by or on behalf of either Party (provided that the resulting aggregate amount shall comply with the minimum debt to equity ratio of *** provided in Section 5.9(b), and provided further that under no circumstances shall the terms and conditions of the Financing include, without Investor Parent’s prior written consent, commitments and obligations of Investor or Investor Parent that are in excess of those made by Investor or Investor Parent, as applicable, pursuant to the Agreement), and (ii) all conditions precedent to the closing of the Financing, shall have been satisfied or waived (as applicable) in full, other than those which will be satisfied substantially simultaneously with such closing.”

(f)
Section 2.2 of the Agreement is hereby amended by adding a new Section 2.2(e) of the Agreement, which shall appear immediately following Section 2.2(d) of the Agreement, and which shall read as follows:

“(e) Final Investment Decision. The board of directors of Investor Parent shall have made a final investment decision affirming Investor Parent’s commitment to proceed with the Project based on, among other matters, the Approved Feasibility Study, within eight (8) weeks of delivery to Investor Parent of the Approved Feasibility Study.”

(g)
Section 2.3 of the Agreement is hereby amended by adding new Section 2.3(g), Section 2.3(h), Section 2.3(i) and Section 2.3(j) of the Agreement, which shall appear in their respective corresponding location immediately following Section 2.3(f) of the Agreement, and which shall read as follows:

“(g) Approved Feasibility Study. (i) ioneer Parent shall have delivered a feasibility study (within the meaning of Subpart 1300 of the Securities and Exchange Commission’s Regulation S-K, as amended from time to time (“Subpart 1300”)), prepared by ioneer Parent (A) following completion of all key design documents for the Project, such as piping and instrumentation diagrams (P&ID’s), layouts and electrical single lines, and completion of the Project execution plan, construction plan and overall Project schedule, (B) in accordance with the recommended practices of the Association for the Advancement of Cost Engineering International for a Class 2 Estimate (as set out in AACE International Recommended Practice No. 47R-11, Cost Estimate Classification System - As applied in Engineering, Procurement, And Construction For The Mining And Mineral Processing Industries, August 7, 2020 edition, as amended from time to time, and associated documents available from time to time on the www.aacei.org website), (C) in respect of each of (x) an area within the geographic area fully permitted pursuant to the Mine Plan of Operations submitted to the U.S. Bureau of Land Management (the “BLM”) on July 15, 2022, as amended from time to time, as reflected in the Record of Decision issued by the BLM in respect thereof (the “ROD Permitted Area”), and (y) any adjacent contiguous geographic area that ioneer Parent may determine, respectively, and (D) reviewed and certified by SRK Consulting or another independent internationally recognized leading resource consulting firm designated by Investor Parent (the “Consulting Firm”) as compliant with Subpart 1300 and such recommended practices and for completeness and technical accuracy (the “Approved Feasibility Study”) and (ii) the Company or its authorized contractor, as applicable, shall have obtained in respect of the ROD Permitted Area, (A) all Permits set forth in the Approved Feasibility Study as necessary for the development and construction of the Project and (B) all Permits otherwise necessary for the Project other than, in the case of (B) only, (x) such Permits related to the operation or maintenance of the Project that would ordinarily be obtained at a later date in the ordinary course, (y) the “Radio Communication Authorization” and the “Explosives Permit”, which are granted by the Federal Communications Commission and the US Department of Treasury, Bureau of Alcohol, Tobacco, Firearms and Explosives, respectively, and which would ordinarily be obtained only once construction has commenced and (z) minor construction Permits granted by state or local Governmental Authorities that, in accordance with good industry practice for construction projects on federally administered land in Nevada, are obtained only once construction has commenced, and which, in the case of (x), (y) and (z), ioneer Parent reasonably believes will be obtained in the ordinary course without material conditions or material delay. Investor Parent and ioneer Parent shall jointly engage the Consulting Firm for purposes of the foregoing review and certification, and the fees, costs and expenses thereof shall be shared equally by Investor Parent and ioneer Parent.”

“(h) Sufficient Cash. ioneer Parent shall have (i) sufficient freely available cash to fund any equity contribution required to be made by it, as per the Consolidated Project Budget, to maintain at least a ***% interest in the Company, and shall fund the same at Closing to the extent required at Closing, and (ii) placed into escrow, pursuant to the Escrow Agreement, $*** of cash in support of ioneer Parent’s obligations to the relevant lenders or debt providers for any amounts required to be paid by it under any guarantee required under the Financing Documents. Such amount shall be in addition to any amounts required to be placed by ioneer Parent or its Subsidiaries into any reserve, support or similar accounts under the Financing Documents.”

“(i) Phase 1 Required Permits. (i) The Company or its authorized representative or construction contractor, as applicable, shall have obtained the Phase 1 Required Permits, and (ii) no condition, limitation, or restriction of any kind shall have been made, issued or otherwise required or imposed pursuant to or in connection with the granting of any of the Phase 1 Required Permits, except as would not reasonably be expected to result, individually or in the aggregate in (A) a net reduction of reserves (contained metal on a lithium equivalent basis) permitted or authorized to be mined in the Phase 1 Geographic Area of ***% or more, after taking into account any increase in reserves (contained metal on a lithium equivalent basis) permitted or authorized to be mined in the Phase 1 Geographic Area resulting from (x) reclassification of resources to reserves (contained metal on a lithium equivalent basis) and/or (y) conversion of undrilled areas into reserves (contained metal on a lithium equivalent basis), in each case as certified by the Independent Engineer, with such certificate to be delivered to the Company and Investor, (B) a reduction of ***% or more of the expected net present value of the Project as set forth in the Feasibility Study as a result of an increase in operating or capital costs, a decrease in mineral reserves (contained metal on a lithium equivalent basis) or a degradation in mineral quality, or any combination of the foregoing, as a result of or in connection with any condition, limitation or restriction issued or otherwise required or imposed related to Tiehm’s buckwheat pursuant to or in connection with any of the Phase 1 Required Permits, as certified by the Independent Engineer (with all other assumptions included in the Feasibility Study deemed to remain unchanged), or (C) a Material Adverse Effect. The “Independent Engineer” shall be an independent engineering firm appropriately qualified with significant experience assessing projects similar to the Project in the United States selected by the Company within *** days of the obtainment of the Phase 1 Required Permits, subject to the prior approval, acting reasonably, of Investor.

“(j) Recovery under the Financing Documents. If Investor Parent agrees to the proposed Financing Documents and such Financing Documents include any obligations of Investor Parent and ioneer Parent on a joint and several basis, including the obligation to provide certain guarantees and/or debt service undertakings (“Joint and Several Obligations”), Investor Parent and ioneer Parent shall have entered into the Indemnification Agreement, mutually agreeable to the Parties, providing, inter alia, that (i) each of Investor Parent and ioneer Parent shall, from and after the Closing, indemnify, defend and hold harmless the other Party and such other Party’s equity holders and Affiliates, and their respective managers, directors, officers, employees and agents, for any amounts paid by such other Party under the Financing Documents in excess of the amount resulting from multiplying (x) such other Party’s pro rata Membership Interest in the Company by (y) the aggregate amounts paid by Investor Parent and ioneer Parent and their respective managers, directors, officers, employees and agents under the Financing Documents, and (ii) ioneer Parent shall pay to Investor Parent at the time of signing of the relevant Financing Documents containing such Joint and Several Obligations, and each anniversary thereof, a ticking fee amounting to ***% per annum on an amount representing ***% of the amount guaranteed or committed by Investor Parent under any Joint and Several Obligation required under the Financing Documents.”

(h)	Section 2.7(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) a certificate signed by a senior executive officer of the Company and ioneer Parent dated as of the Closing Date, stating that the conditions set forth in Section 2.3(a), Section 2.3(b) and Section 2.3(h) have been satisfied;”

(i)	Section 3.19(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) The Execution Date Permits, together with the Phase 1 Required Permits and Phase 2 Required Permits set forth on Schedule 1.1-RP and the Permits set forth in the Approved Feasibility Study, constitute all Permits necessary to construct and develop the Project, other than (i) the “Radio Communication Authorization” and the “Explosives Permit”, which are granted by the Federal Communications Commission and the US Department of Treasury, Bureau of Alcohol, Tobacco, Firearms and Explosives, respectively, and which would ordinarily be obtained only once construction has commenced and (ii) minor construction Permits granted by state or local Governmental Authorities that, in accordance with good industry practice for construction projects on federally administered land in Nevada, are obtained only once construction has commenced, and which, in the case of (i) and (ii), ioneer Parent reasonably believes will be obtained in the ordinary course without material conditions or material delay.”

(j)	Section 5.1(c)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“(iii) notwithstanding the foregoing, any proposed changes to the Consolidated Project Budget or the Project Work Plan and any material proposed changes to the Project from time to time shall be discussed first by the Steering Committee established pursuant to Section 5.12, and the Company shall use its commercially reasonable efforts to incorporate any reasonable comments thereon or changes thereto made by Investor to any such proposed changes.”

(k)	Section 5.2(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Efforts to Consummate Generally. Subject to the terms and conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Law to consummate the transactions contemplated by this Agreement, including, except as set forth in the last sentence of this Section 5.2(a), using commercially reasonable efforts to cause the conditions precedent set forth in Article II to be satisfied, obtain all necessary waivers, consents, approvals, permits, orders or authorizations (including the expiration or termination of any waiting periods) from Governmental Authorities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and take all steps as may be necessary to avoid, or to have terminated, if begun, any proceeding by any Governmental Authority by the Closing Date and obtain all necessary waivers, consents, approvals, permits, orders or authorizations from other third parties. Without limiting the generality of the foregoing, the Company shall use its commercially reasonable efforts to obtain the Permits set forth in the conditions precedent under Section 2.3(g)(ii) and Section 2.3(i) as promptly after the Execution Date as possible. Notwithstanding this Section 5.2(a) or anything to the contrary contained in this Agreement, Investor Parent shall be under no obligation to accept the terms and conditions of the Financing and the board of directors of Investor Parent shall be under no obligation to affirm Investor Parent’s commitment to proceed with the Project.”

(l)	Section 5.2(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) As from the date of this Agreement, the Company will keep Investor regularly informed, as reasonably requested by Investor from time to time, as to the progress of the Permits, registrations, declarations and filings and other actions necessary to cause the conditions precedent set forth in Sections 2.2, 2.3(d) and 2.3(i) to be satisfied and as to the satisfaction of each such condition.”

(m)	Section 5.9(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) The Company shall use its commercially reasonable efforts to secure the Financing as promptly after the Execution Date as possible. The Company shall keep Investor Parent and its counsel regularly informed as to the progress of the Financing. Investor Parent and its counsel shall have the right to (i) participate in all material Financing discussions with the DOE and any other actual or potential lenders and (ii) review and comment on drafts of all agreements as they are provided to the Company or, if prepared on behalf of the Company, shared with Investor Parent and its counsel for comment prior to delivery to the DOE and/or any other actual or potential lenders. The Company shall use commercially reasonable efforts to incorporate any comments made by Investor Parent and its counsel thereon.”

(n)	Section 5.12 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 5.12 Steering Committee. ioneer Parent and Investor Parent hereby establish a Steering Committee (the “Steering Committee”), which shall consist of up to six (6) members, up to three (3) of which shall be designated by ioneer Parent and up to three (3) of which shall be designated by Investor Parent. The Steering Committee shall meet to discuss and review issues of a commercial, financial and technical nature concerning the Project, including the work being performed by the Consulting Firm as set forth in this Agreement and matters with respect to risks, Permits, technical assurance to the Consolidated Project Budget and the Project Work Plan. Any material contract proposed to be entered into or amended by the Company or any of its Subsidiaries or otherwise relevant to the Project and any proposed material changes to the Project, the Mine Plan of Operations submitted to the BLM on July 15, 2022, the Consolidated Project Budget, the Project Work Plan, or the Project schedule, construction and execution plans will be discussed in the Steering Committee and ioneer Parent shall consider in good faith any matters related thereto and comments thereon raised by Investor Parent and representatives of Investor Parent. Each member of the Steering Committee shall be permitted to conduct at least four site visits per year at reasonable intervals of time and upon reasonable advance notice to the Company; provided, however, that such site visits may be conditioned upon such Steering Committee members executing any applicable liability waivers or other documents reasonably requested by the Company and complying with all applicable policies and procedures of the Company with respect to site visitors. The Steering Committee shall meet (including remotely) at least on a monthly basis unless otherwise agreed by ioneer Parent and Investor Parent. In addition to any regularly scheduled meetings, any member of the Steering Committee may call a meeting of the Steering Committee on no less than 72 hours’ advance notice. The Steering Committee shall be disbanded upon the Closing.”

(o)	The first sentence of Section 5.17 of the Agreement is hereby amended and restated in its entirety as follows:

“Investor shall file or cause to be filed with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) a Notification and Report Form relating to this Agreement and the transactions contemplated by this Agreement as required by the HSR Act no later than June 30, 2023.”

(p)
Article V of the Agreement is hereby amended by adding new Section 5.20, Section 5.21, Section 5.22 and Section 5.23, which shall appear in their respective corresponding location immediately following Section 5.19 of the Agreement, and which shall read as follows:

“Section 5.20 Project Analysis. The Parties shall cooperate on the preparation and delivery by the Consulting Firm by June 30, 2023 of a detailed analysis of the Project study identifying and setting forth in detail the additional technical and other work required to be performed in respect of each of the geographic areas set forth in Section 2.3(g)(i)(C)(x) and (y) of the Agreement, in order to undertake and complete an Approved Feasibility Study. Investor Parent and ioneer Parent shall jointly engage the Consulting Firm to perform the work set forth in the immediately preceding sentence. The Consulting Firm shall provide feedback jointly to Investor Parent and ioneer Parent and the fees, costs and expenses thereof shall be shared equally by Investor Parent and ioneer Parent.”

“Section 5.21 Indemnification Agreement. The Parties shall use their respective commercially reasonable efforts to negotiate in good faith a definitive indemnification agreement establishing the terms and conditions set forth in Section 2.3(j) (the “Indemnification Agreement”), to be entered into by the Parties prior to Closing on terms and conditions mutually agreeable to the Parties.”

“Section 5.22 Escrow Agreement. The Parties shall use their respective commercially reasonable efforts to negotiate in good faith a definitive escrow agreement establishing an account for the cash funding described in Section 2.3(h)(ii) (the “Escrow Agreement”), to be entered into by the Parties prior to Closing on terms and conditions, and with an escrow agent, in each case, mutually agreeable to the Parties.”

“Section 5.23 Notice of Board Action. Investor Parent shall notify the Company and ioneer Parent of any definitive decision by the board of directors of Investor Parent based on, among other matters, the Approved Feasibility Study, (x) affirming its commitment to proceed with the Project or (y) determining that it will not proceed with the Project promptly following (and in any event, no later than seventy-two (72) hours following) any such decision of the board of directors of Investor Parent.”

(q)	Section 7.1(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) by any Party if the conditions set forth in Article II are not satisfied or, where applicable, waived, by the date (the “Longstop Date”) that is the earlier of (i) six (6) months following the completion and delivery to Investor Parent of the Approved Feasibility Study, (ii) two (2) years following a positive Record of Decision issued by the BLM in respect of the Mine Plan of Operations submitted to the BLM on July 15, 2022 and (iii), if the Approved Feasibility Study has not been completed and delivered to Investor Parent and there has not been a positive Record of Decision issued by the BLM in respect of the Mine Plan of Operations submitted to the BLM on July 15, 2022, December 27, 2025; provided, however, that if at any time during such period (x) a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any decision, injunction, ruling, Law or order (whether temporary, preliminary or permanent), including a decision, injunction, ruling, Law or order affecting the validity or effectiveness of a Permit that is in effect, that enjoins or otherwise prohibits or makes illegal the construction of the Project, or (y) any person has lodged any appeal related to any Permit granted by a Governmental Authority that is required for the ongoing development, construction or operation of the Project that operates as an injunction, ruling, or order that enjoins or otherwise prohibits or makes illegal the construction of the Project (each of (x) and (y), a “Longstop Extension Decision”), then Investor Parent may elect, at its discretion, to cause the Longstop Date then in effect to be suspended for the period of time that the Longstop Extension Decision remains in effect, plus an additional three (3) months, which election shall be made by providing notice thereof to the Company and ioneer Parent on or prior to the Longstop Date then in effect; provided, further, however, that a Party shall not have the foregoing right to terminate if, at the time of such termination, such Party is in material breach of any of its covenants contained herein such as would result in any of the closing conditions set forth in Section 2.2, 2.3 or 2.4 not being satisfied.”

(r)
Section 7.1 of the Agreement is hereby amended by adding new Section 7.1(h) and Section 7.1(i) of the Agreement, which shall appear in their respective corresponding location immediately following Section 7.1(g) of the Agreement, and which shall read as follows:

“(h) by ioneer Parent if after both (i) delivery to Investor Parent of the Approved Feasibility Study and (ii) the proposed Financing Documents have been substantially finalized, the DOE or any other relevant lenders under the proposed Financing Documents have notified Investor Parent in writing that they are not willing to accommodate changes proposed by Investor Parent or its counsel in the Financing Documents pursuant to Section 5.9(a) or otherwise and Investor Parent thereafter fails to agree proposed Financing Documents within eight (8) weeks of such notification.”

“(i) by any Party if, within eight (8) weeks of delivery to Investor Parent of the Approved Feasibility Study, the board of directors of Investor Parent has not affirmed its commitment to proceed with the Project on the basis of the Approved Feasibility Study, exercisable by the terminating Party providing notice in writing to the other Parties no later than 12 weeks after delivery to Investor Parent of an Approved Feasibility Study.”

(s)	Section 7.2(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) In the event that (i)(A) this Agreement is terminated pursuant to Section 7.1(a) as a result of any of the conditions set forth in Section 2.3(g)(ii) or Section 2.3(i) not being satisfied by the Longstop Date and (B) the conditions set forth in Section 2.2(c)(i) and Section 2.2(d) are (x) satisfied, (y) waived or (z) not satisfied, but only if the failure to satisfy any of such conditions is caused, or is reasonably expected to be caused, by the failure to satisfy any of the conditions set forth in Section 2.3(g)(ii) or Section 2.3(i), by reference to such time of termination rather than at Closing, and (ii) within six (6) months of the date of termination, the Permits referred to in Section 7.2(c)(i)(A) are obtained and ioneer Parent or any of its Affiliates enters into a binding agreement with a third party for the equity financing of all or part of the Project and the transactions contemplated by such binding agreement are thereafter consummated, then (x) ioneer Parent shall notify Investor Parent immediately of the consummation of such equity financing transaction and (y) within *** (***) Business Days after the consummation of such equity financing transaction, ioneer Parent shall pay Investor Parent a lump-sum amount in cash equal to $*** via wire transfer to an account designated by Investor Parent.”

(t)	Footnote 3, which is footnoted in Section 2.4 of Exhibit A of the Agreement, is hereby amended and restated in its entirety as follows:

“Note to draft: To be updated to refer to the Approved Feasibility Study.”

(u)
The second sentence of each of (i) footnote 5, which is footnoted in Section 8.2(a), of Exhibit A of the Agreement, and (ii) footnote 6, which is footnoted in Section 8.2(f), of Exhibit A of the Agreement is hereby amended and restated in its entirety as follows:

“Parties to work to come to agreement by June 30, 2023.”

2.          Alternative Transaction. The Company and ioneer Parent represent that, from the time of execution of the Unit Purchase and Subscription Agreement on September 16, 2021 through the date of this Amendment, neither ioneer Parent nor its senior management nor (to the Company’s or ioneer Parent’s knowledge) any of ioneer Parent’s representatives have (i) solicited, initiated or taken any intentional action to facilitate or encourage the submission of any Acquisition Proposal or (ii) entered into or participated in any substantive discussions or negotiations with, furnished any confidential information relating to ioneer Parent or any of its Subsidiaries to, or knowingly assisted, participated in, facilitated or encouraged any effort by, any party that has sought (or is seeking) to make an Acquisition Proposal. Furthermore, neither the Company, ioneer Parent nor their respective senior management have any present intention, as of the date of this Amendment, of engaging either directly or through their representatives in the activities set forth in the immediately preceding sentence.

“Acquisition Proposal” means any offer, proposal or inquiry relating to, or any third party indication of interest in, or any agreement regarding (i) any acquisition or purchase, direct or indirect, of ***% or more of the consolidated assets of ioneer Parent and its Subsidiaries or ***% or more of the aggregate voting power of ioneer Parent or (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning ***% or more of any class of the aggregate voting power of ioneer Parent, or any merger, consolidation, share exchange, scheme of arrangement, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving ioneer Parent or any of its Subsidiaries.

Notwithstanding Section 3.27 of the Agreement, the Parties hereto agree that the representation in this Section 2 of the Amendment shall be regarded as a representation of the Company and ioneer Parent under the Agreement and shall have the same effect as all other representations and warranties of the Company included in Article III of the Agreement, including for purposes of Section 2.3(a) and Article VI of the Agreement.

3.          Standstill. (a) Subject to Section 3.(b) and 3.(c) of this Amendment, during the Standstill Period, Investor Parent shall not and shall procure that its Affiliates do not (i) acquire or offer to acquire directly or indirectly, a Relevant Interest in any ioneer Equity Securities or any right or option to acquire any ioneer Equity Securities unless it has received the prior written consent of ioneer Parent; or (ii) enter into any arrangements involving the conferring of rights the economic effect of which is equivalent, or substantially equivalent, to acquiring or holding ioneer Equity Securities.

(b) Section 3.(a) of this Amendment does not apply (i) to any acquisition made pursuant to (x) a pro-rata entitlement offer (including any accelerated entitlement offer) made by ioneer Parent, including in respect of any shortfall facility, or (y) any other issue of securities by ioneer Parent; (ii) to any acquisition conditional on the approval of shareholders of ioneer Parent under item 7 of section 611 of the Australian Corporations Act 2001 (Cth); (iii) pursuant to participation by Investor Parent in any dividend reinvestment or bonus share scheme of ioneer Parent; (iv) pursuant to a cancellation of capital or a share buy-back by ioneer Parent; or (v) in respect of anything done with the prior written consent or agreement of ioneer Parent.

(c) Section 3.(a) of this Amendment shall cease to apply if, after the date of this Amendment, (i) Investor Parent or an Affiliate of Investor Parent makes, or announces  its  intention to make, a change of control proposal for ioneer Parent which is recommended by a majority of the directors of ioneer Parent, (ii) a Competing Proposal is publicly announced by a person other than Investor Parent or an Affiliate of Investor Parent or (iii) a person other than Investor Parent or an Affiliate of Investor Parent (x) holds or acquires a Relevant Interest in ***% or more of the shares of ioneer Parent or (y) directly or indirectly acquires an interest in ***% or more of the shares of ioneer Parent.

 For purposes of this Section 3:

“Competing Proposal” means any proposal (including a scheme of arrangement) or offer that would if completed substantially in accordance with its terms, result in any person or persons other than Investor Parent or an Affiliate of Investor Parent acquiring (i) an interest in all or a substantial part of the assets or business of ioneer Parent or (ii) a Relevant Interest in ***% or more of the shares of ioneer Parent.

“Ioneer Equity Securities” means equity securities of ioneer Parent, as that term is defined in the Listing Rules of the Australian Securities Exchange.

“Relevant Interest” has the meaning given to that term in the Australian Corporations Act 2001 (Cth).

“Standstill Period” means the period from the date of this Amendment until the first anniversary of the date of this Amendment.

4.          Binding Effect of the Agreement; No Waiver. Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall not, except as expressly provided herein, operate as a waiver or release of any Party under the Agreement, nor constitute a waiver of any provision of the Agreement. Each Party reserves all of their rights under the Agreement except as expressly provided herein.

5.          Incorporation by Reference. The Recitals of this Amendment and Section 8.7 (Governing Law) and Section 8.8 (Consent to Jurisdiction; Waiver of Jury Trial) of the Agreement are hereby incorporated herein by reference, modified to the extent necessary to apply to this Amendment.

6.          Headings. The headings in this Amendment are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Amendment.

7.          Invalidity. In the event that any one or more of the provisions contained in this Amendment or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment or any other such instrument.

8.          Counterparts. This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed an original but all of which shall constitute one and the same amendment. Delivery of an executed signature page of this Amendment by facsimile or other customary means of electronic transmission (e.g., “pdf” or signature via DocuSign or similar services) shall be effective as delivery of a manually executed counterpart hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Amendment as of the date first above written.

IONEER RHYOLITE RIDGE HOLDINGS LLC

By:	/s/ Bernard Rowe
Name:	Bernard Rowe
Title:	President

Signature Page to Fourth Amendment and Supplement to Unit Purchase and Subscription Agreement

SIGNED for IONEER LTD. in accordance with section 127 of the Corporations Act 2001 (Cth):

By:	/s/ Bernard Rowe
Name:	Bernard Rowe
Title:	Director

By:	/s/ Ian Bucknell
Name:	Ian Bucknell
Title:	Secretary

Signature Page to Fourth Amendment and Supplement to Unit Purchase and Subscription Agreement

SIBANYE STILLWATER LIMITED

By:	/s/ Neal Froneman
Name:	Neal Froneman
Title:	CEO

Signature Page to Fourth Amendment and Supplement to Unit Purchase and Subscription Agreement